Writer’s Direct Dial: +44 (0) 20 7614 2380

Email: pboury@cgsh.com

October 21, 2005

BY EDGAR

Mr. Robert Babula

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	National Grid plc (formerly National Grid Transco plc) – Annual Report on Form 20-F for the fiscal year ended March 31, 2005 (File No. 001-14958)

Dear Mr. Babula:

By letter dated September 28, 2005 (the “Comment Letter”), the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended March 31, 2005 (File No. 001-14958) (the “March 31, 2005 Form 20-F”) filed by National Grid plc (the “Company”) with the Commission on June 15, 2005. This letter contains the Company’s responses to those comments.

For convenience we have reproduced the Staff’s comments below in boldfaced italics and provided responses immediately below them.

Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the March 31, 2005 Form 20-F.

General

1.           Please be advised that the following page references correspond to your printed 2005 annual report that was incorporated by reference into your March 31, 2005, Form 20-F filing.

We note the Staff’s comment on page references. Similarly, unless otherwise specified, the page references in the responses below correspond to the printed 2005 Annual Report and Accounts (the “March 31, 2005 Annual Report”) that was incorporated by reference into the March 31, 2005 Form 20-F.

In addition, references to the notes in the responses below correspond to the numbered notes (each a “Note” and together, the “Notes”) in the Notes to the audited consolidated financial statements included in the Accounts on pages 91 to 143 of the March 31, 2005 Annual Report.

Operating Review – Wireless Infrastructure, page 37

2.            We note your investment in Crown Castle International Corp. for 1.1 billion pounds sterling, which may be significant. In this regard, please explain why you have not provided the disclosures required by SFAS No. 141 in your U.S. GAAP reconciliation note. If you believe the acquisition was not material, show us your quantitative and qualitative analysis.

The Company directs the Staff’s attention to Note 15, Acquisitions, (page 105) where the disclosures specified by SFAS No. 141 with respect to the acquisition of the U.K. operations of Crown Castle International Corp. have been included.

Disclosures have also been made in respect of intangible assets under U.S. GAAP (refer to page 126 under item (i)) and on the component of segmental revenues, operating profit, total assets, net assets, capital expenditure and depreciation and amortization relating to acquisitions (refer to Note 2 on pages 92 to 94).

U.S. GAAP Reporting – Continuing and Discontinued Operations, page 57

3.            You disclose that the planned sales of your four regional gas distribution networks will be classified as discontinued operations for U.S. GAAP and IFRS purposes subsequent to March 31, 2005. You further disclose in your financial review that operational exceptional charges related to these planned disposals totalled 62 million pounds sterling. Please explain to us the nature of these charges and how you will account for these restructuring charges under U.S. GAAP.

The charges incurred in connection with the planned disposals were primarily related to external legal and other professional services fees (£33 million) and information systems costs (£22 million) involved with the disposal. The balance of £7 million was comprised of incremental wages and salaries and miscellaneous administrative expenses relating to the planned disposals.

Under U.S. GAAP, we expect that the majority of these charges will be accounted for as a component of discontinued operations as set out in SFAS No. 144.

Note 32 Differences between U.K. and U.S. accounting principles, page 121

4.            Explain to us what consideration you gave to SFAS no. 143 for purposes of your U.S. GAAP reconciliation note.

The Company adopted SFAS No. 143 on April 1, 2003 as described on page 120 of the Company’s 2004 Annual Report and Accounts (the “March 31, 2004 Annual Report”) incorporated by reference into the Annual Report on Form 20-F for the fiscal year ended March 31, 2004 (File No. 001-14958) filed by the Company on June 16, 2004. The adoption of SFAS No. 143 did not have a material impact on the results of operations or the financial position of the Company as the Company does not have material asset retirement obligations arising from legal obligations as defined under SFAS No. 143.

The Company collects certain revenues, net of expenses incurred, relating to costs expected to be incurred in future periods to retire utility plant. Prior to the adoption of SFAS No. 143, and consistent with utility accounting practice, these amounts were recorded as a credit to accumulated depreciation of property plant and equipment. With the adoption of SFAS No. 143 these amounts, described as “costs of removal”, were reclassified to a regulatory liability. This is described in greater detail on page 120 of the March 31, 2004 Annual Report.

5.            Please explain why you have not disclosed the number of shares used to determine basic and diluted earnings per share (EPS) under U.S. GAAP, and any differences between the methods utilized to determine the numerators and denominators in the calculations of EPS under U.S. GAAP and U.K. GAAP.

The weighted average number of shares used to determine basic and diluted earnings per share (EPS) under U.S. GAAP is presented in Note 11, Earnings per Share and Adjusted Profit on Ordinary Activities Before Taxation, (page 103) and Note 33, Condensed U.S. GAAP Financial Information, (pages 130 through 132).

The weighted average number of shares under U.S. GAAP was the same as under U.K. GAAP for the years ended March 31, 2005 and 2004. The difference in the weighted average number of shares for the year ended March 31, 2003 relates to the October 2002 business combination of National Grid Group plc and Lattice Group plc and is described in Note 33 on page 132.

The same methods were used under U.S. GAAP and U.K. GAAP to determine numerators and denominators in the calculations of EPS.

6.           Please explain why the disclosures required by FIN 45 have not been presented. These disclosures appear to be required in the footnotes to your U.S. GAAP reconciliation note pursuant to Item 18 of Form 20-F.

Please refer to Note 29, Commitments and Contingencies, (page 120) where the disclosures required by paragraph 13 of FIN 45 have been included under paragraph (d) Other commitments, contingencies and guarantees.

7.            Explain to us if you meet the threshold requirements set forth in Rule 4-08 of Regulation S-X for disclosure of restricted net assets of subsidiaries.

The Company meets the threshold requirements and will include disclosure responsive to Rule 4-08(e) in future filings.

National Grid USA and its public utility subsidiaries, all consolidated subsidiaries of the Company, are subject to restrictions on the payment of dividends by administrative order and contract.

Orders by the Commission, the Federal Energy Regulatory Commission and applicable state regulatory commissions limit the payment of dividends by National Grid USA and each of its public utility subsidiaries as follows. They may pay dividends in an amount up to cumulative retained earnings (including pre-acquisition retained earnings). Other orders by federal and state commissions require National Grid USA and its public utility subsidiaries to maintain a ratio of at least 30 per cent equity to capital, and debt covenants in effect require that this ratio be maintained at a level of at least 35 per cent.

As of March 31, 2005 £3.3 billion of net assets were restricted, representing 31.3% of the Company’s consolidated net assets under U.S. GAAP at that date.

8.            Please explain why you have not provided the required disclosures of items affecting income tax expense. See Rule 4-08(h) of Regulation S-X.

Disclosures required by Rule 4-08(h) of Regulation S-X have been included in Note 9, Taxation, (page 101), with U.S. GAAP tax disclosures included in Note 32, Differences between U.K. and U.S. Accounting Principles, supplementing the primary tax disclosures presented under U.K. GAAP, except for the presentation of income (loss) before income taxes (benefit) from foreign operations and domestic operations. This omission was an oversight and in future filings the Company will present domestic and foreign income (loss) before income tax expense (benefit) in a separate table.

Income before income taxes from domestic and foreign operations under U.K. GAAP was £521 million and £631 million for the year ended March 31, 2005 respectively.

b) Pensions and other post-retirement benefits, page 124

9.            Please reconcile the additional minimum liability adjustment of 618 million pounds sterling to the recorded amount on your Group’s Other Comprehensive Loss Statement of 623 million pounds sterling.

The Company takes note of your comment with regard to the inconsistency between the pensions disclosure in Note 32, Differences Between U.K. and U.S. Accounting Principles, (page 124) and the additional minimum pension liability line in the Other Comprehensive Loss Statement in Note 33, Condensed U.S. GAAP Financial Information (page 133).

The difference of £5 million relates to the foreign exchange movement in the additional minimum liability during the year ended March 31, 2005, which in the analysis of other comprehensive loss has been reported incorrectly within foreign exchange losses rather than as a part of the additional minimum pension liability. The closing balance at March 31, 2005 was £618 million and the disclosure on page 133, of the additional minimum pension liability of £623 million, is incorrect as it should have included the effect of these foreign exchange movements.

In future filings, the Company will reclassify the £5 million of foreign exchange movements into the additional minimum pension liability presented within the Other Comprehensive Loss Statement.

d) Financial Instruments, page 125

10.          Your disclosure indicates that you apply hedge accounting for some of your net investment hedges. Under U.S. GAAP, translation gains (losses) are reported as a cumulative translation adjustment (CTA) in stockholders’ equity, and to the extent the hedge is effective, gains (losses) on the net investment hedge are also recorded as part of CTA. Explain to us where you have reported the changes in value of your net investment hedges. Furthermore, explain to us what instruments you are using to hedge your foreign exposure and if they are highly effective. An example which provides the related journal entries would facilitate our review.

Translation gains/(losses) that arise on the Company’s net investment in overseas subsidiaries and gains/(losses) which have arisen on financial instruments used as part of our hedge of the net investment have been included within the headings “Foreign exchange losses” and “Mark to market of financial instruments” within Other Comprehensive Income (page 133).

The Company utilizes the following instruments to hedge the net investment in overseas subsidiaries:

1.	commercial paper issued in U.S. dollars;

2.	cross-currency interest rate swaps (containing either receive fixed-rate, pay fixed-rate or receive floating-rate, pay floating-rate legs); and

3.	forward foreign exchange contracts.

The instruments used to hedge the net investment in overseas subsidiaries are highly effective as they reflect the same foreign currency as that of the overseas subsidiaries being hedged. Hedge effectiveness is measured on a regular basis, using the spot-rate-method.

The Company believes that it would be more appropriate to combine the current headings as described above and present the combined balances as a single “Cumulative translation adjustment”, subject to other reclassifications as described in our responses to the Staff’s comments 9 and 11, respectively.

In future filings the Company intends to analyze Other Comprehensive Loss as follows:

Illustrative disclosure	200X £m	200X £m
Cumulative translation adjustment
Additional minimum pension liability
Unrealized gains/(losses) on securities available for sale
Unrealized gains/(losses) on derivative instruments
Taxation
Other

Example accounting entries are as follows:

Dr		Opening net investment in overseas subsidiaries
Dr		Difference between average and closing rates on net earnings in the period
	Cr	Currency translation adjustment[1]

To record foreign exchange differences arising on the retranslation of the net investment in overseas subsidiaries into the functional currency of the Company.

Dr		Currency translation adjustment[1]
Dr		Net income[2]
	Cr	Carrying value of financial instruments

To record movements in the carrying value of financial instruments.

_______________________

1	Previously recorded within either foreign exchange losses or mark-to-market of financial instruments.
2	Any ineffectiveness is recorded within net income, as are gains or losses on derivative instruments that do not relate to movements in spot exchange rates.

Other comprehensive loss, page 133

11.          Explain to us what comprises the line item mark to market financial instruments. If these instruments represent investments in debt or equity securities, explain why you have not provided the disclosures required by SFAS no. 115. If they represent SFAS no. 133 cash flow hedges, explain how you have complied with the disclosure requirements of Statement no. 133 as it relates to cash flow hedges.

The line item “Mark to Market of financial instruments” contains £53 million relating to hedges of the net investment in overseas subsidiaries at March 31, 2005. The remaining balances are attributable to unrealized gains/(losses) on securities available for sale and unrealized gains/(loss) of derivative instruments used as cash flow hedges of £4 million and £9 million, respectively, at March 31, 2005.

As described in the response to Staff comment 10 above, in future filings the Company will reclassify balances attributable to net investment hedges to “Cumulative translation adjustment” and balances attributable to unrealized gains/(loss) of securities available for sale and unrealized gain/(loss) of derivative instruments to line items with those respective names.

Investments (securities available for sale)

The aggregate fair value of investments classified as securities available for sale at March 31, 2005 was £63 million and was included in “Investments” on the balance sheet as presented on page 133 (the balance representing investments in equity accounted joint ventures of £17 million and other investments of £72 million). The aggregate fair value of securities available for sale at March 31, 2005 comprised £26 million invested in U.S. equities and £37 million in fixed income securities.

No disclosures were made under SFAS No. 115 in respect of securities available for sale as they were not considered material because they comprise just 0.2% of total assets of £37,274 million and 0.6% of net assets of £10,591 million under U.S. GAAP at March 31, 2005 (as reported in Note 33 on page 133). Similarly the unrealized gains and unrealized losses (net £4 million) included within accumulated other comprehensive loss were not considered sufficiently material to require disclosures to be made under SFAS No. 115.

Cash flow hedges

The unrealized gain/(loss) on derivative instruments of £9 million at March 31, 2005 arose from commodity futures purchased to hedge commodity purchases on behalf of customers of the Company’s U.S. operations, which have been accounted for as cash flow hedges. There was no material ineffectiveness relating to these hedges recorded in the income statement.

These unrealized gains/(losses) will be reflected in earnings in the period when the commodity purchases that the related commodity futures are hedging are transacted, all within thirteen months of the balance sheet date.

No disclosures were provided under SFAS No. 133 as the amounts relating to cash flow hedges were not material in the context of the Company’s net income or net assets.

*       *       *

In addition to the foregoing comments, the Staff’s comment letter sought a statement regarding the following matters from the Company. The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information regarding these responses, please direct them to me at +44 (0) 20 7614 2380 or by fax at +44 (0) 20 7600-1698, or to Steve Noonan, Group Financial Controller of National Grid plc, at +44 (0) 20 7004 3000 or by fax at +44 (0) 20 7004 3004.

Yours sincerely,

/s/ Pierre-Marie Boury

Pierre-Marie Boury

Cleary Gottlieb Steen & Hamilton LLP

cc:	Steve Lucas, Group Finance Director, National Grid plc
Steve Noonan, Group Financial Controller, National Grid plc
John G. Cochrane, Chief Financial Officer, National Grid USA